September 30, 2025

Donald Owens
President
HNO International, Inc.
41558 Eastman Drive, Suite B
Murrieta, CA 92562

       Re: HNO International, Inc.
           Amendment 4 to Offering Statement on Form 1-A
           Filed September 25, 2025
           File No. 024-12607
Dear Donald Owens:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 10, 2025 letter.

Amendment No. 4 to Form 1-A filed September 25, 2025
Business
Our Products, page 19

1. We note your response to our prior comment 1. Please correct the number of kilowatts of electricity available to sell to customers in a year in footnote (1) to 35,040,000, which represents 4,000 kilowatts per hour multiplied by 8,760 hours. General

2. We note your response to prior comment 6. We further note the company continues to offer 50,000,000 shares at a price per security of $0.5750, the midpoint of the price range, but you have increased the portion of the aggregate offering price attributable
 September 30, 2025
Page 2

       to securities being offered on behalf of the issuer to $28,941,667. Please advise or revise. In addition, please tell us your basis for including the portion attributable to securities being offered on behalf of the selling security holders in calculating the net proceeds to the issuer or revise.
3. We note the reference to "NLF Support Services, LLC, the Selling Shareholder," in
       the last paragraph of the legal opinion is inconsistent with disclosure elsewhere in the legal opinion and offering statement. Please advise or revise.
        Please contact Brian McAllister at 202-551-3341 or Kimberly Calder at 202-551-3701
if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Karina Dorin at 202-551-3763
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Eric Newlan